12 September 2009

CADBURY PLC – STATEMENT RE KRAFT FOODS PROPOSAL

Further to the letter dated 7 September from Kraft Foods Inc (“Kraft Foods”) to Cadbury plc (“Cadbury”) in relation to a proposed combination, Cadbury has sent a response to Kraft, the full text of which is shown below.

“Dear Irene

In my letter of 31st August, I informed you that the Board had rejected your unsolicited proposal on the grounds that it is unattractive and fundamentally undervalues Cadbury. Under your proposal, Cadbury would be absorbed into Kraft’s low growth, conglomerate business model, an unappealing prospect which contrasts sharply with our strategy to be a pure play confectionery company. I also re-affirmed the Board’s confidence in our future prospects as an independent company. There is nothing in your letter dated 7th September, or your various announcements on and since that date, to change our view.

I would like to take the opportunity to expand on some points I made in my letter.

Over the past few years, Cadbury has completed a major corporate transformation through the acquisition of Adams and the demerger and sale of our beverage businesses. The disposal of Beverages provides the clear business focus we believe essential to achieve outstanding performance.

We have created a pure play confectionery business with strong brands occupying leading market positions in both developed markets and high growth emerging economies – a business of considerable inherent value, impossible to replicate and with a unique position in the global confectionery market. We have a clear set of targets, a track record of delivery accepted by the market and value enhancing plans to further exploit our proven growth platforms.

We have demonstrated through our performance to date that we have the scale, capabilities and resource to deliver on our commitments to shareholders. Since the Adams acquisition, our confectionery business has delivered top line growth of over 6%, we have increased our global market share by over 100 bps and generated comparable margin growth of over 200 bps, all while materially increasing spend on marketing and science and technology to drive innovation.

We have been able to demonstrate both organic and inorganic growth. The acquisition of Adams, together with more recent acquisitions, including Intergum and Sansei, provided scale and new growth opportunities in attractive product areas of gum and candy together with exposure to emerging markets that complemented our powerful British Commonwealth heritage.

Our integration of Adams achieved combined cost and revenue synergies of 14% by the end of 2006. We achieved this performance by reinvigorating sales growth, re-stimulating the acquired brands through increased marketing investment and widening the product range through greater commitment to product innovation.

We understand the attraction of our business and fully appreciate the value and benefits it would offer to those looking for superior growth and exposure to our attractive product segments and markets. Equally, the quality of our management, the momentum of our business, the power of our brands, the strength of our market positions and the spread of our global footprint continue to underpin our belief in the business and its prospects as an independent entity.

Finally, I would emphasise that the delivery of value to our shareholders remains at the top of our agenda. Your proposal is for Cadbury shareholders to exchange shares in a pure-play confectionery business for cash and shares in Kraft, a company with a considerably less focused business mix and historically lower growth. In addition, the proposal is of uncertain value for Cadbury shareholders as underlined by the movement in the Kraft share price since your announcement. Your proposal fundamentally fails to reflect the current value of Cadbury as a standalone business, its growth prospects and the potential synergies of a combined entity.

We are committed to the delivery of optimum value to our shareholders and our Board remains convinced that this is achieved through continuing to deliver our standalone pure play confectionery strategy.

Yours sincerely
Roger Carr
Chairman, Cadbury plc”

Note 7 of Rule 2.4 of the Code requires the Group to point out that this statement is being made by the Group without the prior agreement of Kraft Foods and that there can be no certainty whether any offer will be made.

Ends

For further information

Cadbury plc	+44	1895 615000
http://www.cadbury.com
Capital Market Enquiries	+44 1895 615124
John Dawson
Media Enquiries
Cadbury	+44 1895 615011
Trevor Datson
Finsbury	+44 20 7251 3801
Rollo Head

Notes to the editor

About Cadbury plc

Cadbury is one of the world’s largest confectionery businesses with number one or number two positions in over 20 of the world’s 50 biggest confectionery markets. It also has the largest and most broadly spread emerging markets business of any confectionery company. With origins stretching back nearly 200 years, Cadbury’s brands include many global, regional and local favourites including Cadbury Dairy Milk, Flake, Creme Egg and Green & Black’s in chocolate; Trident, Dentyne, Hollywood and Bubbaloo in gum; and Halls, Cadbury Eclairs, Bassett’s and The Natural Confectionery Co. in candy.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the “Code”), if any person is, or becomes, “interested” (directly or indirectly) in 1% or more of any class of “relevant securities” of Kraft Foods or of Cadbury, all “dealings” in any “relevant securities” of that company (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the “offer period” otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an “interest” in “relevant securities” of Kraft Foods or Cadbury, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all “dealings” in “relevant securities” of Kraft Foods or of Cadbury by Kraft Foods or Cadbury, or by any of their respective “associates”, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk. “Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8, you should consult the Panel.